March 5, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	G1 Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-223445)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of G1 Therapeutics, Inc., a Delaware corporation (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-223445) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 4:15 PM Eastern time, on Wednesday March 7, 2018, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that as of the time of this filing the we have not yet made any distribution of the Preliminary Prospectus dated March 5, 2018. However, we are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the Registration Statement, as amended, are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Section 5(b) of the Securities Act.

We, the undersigned Representatives, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours, J.P. Morgan Securities LLC Cowen and Company, LLC Acting severally on behalf of themselves and the several underwriters J.P. MORGAN SECURITIES LLC

By:	/s/ Terry-Ann Burrell
Name: Terry-Ann Burrell
Title: Executive Director

COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton
Title: Managing Director

[Underwriters’ Acceleration Request Signature Page]